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                  Board of Trade of the City of Chicago, Inc.
                           141 West Jackson Boulevard
                            Chicago, Illinois 60604

                                October 24, 2001

Via Edgar
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U.S. Securities and Exchange Commission
450 5th Street, N.W.
Mail Stop 0408
Washington, DC  20549

Attention:  Todd Schiffman

     RE:  Board of Trade of the City of Chicago, Inc.
          Registration Statement on Form S-4 (File No. 333-54370)
          FORM RW--Application for Withdrawal

Dear Mr. Schiffman:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Board of Trade of the City of Chicago, Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-4 (File No. 333-54370) initially filed with the Securities and Exchange Commission (the "Commission") on January 26, 2001 (as amended, the "Registration Statement"), relating to a series of proposed restructuring transactions involving, among other things, the demutualization of the CBOT, the modernization of its corporate governance structure and the reorganization of its electronic trading business (the "Restructuring Transactions").

     Subsequent to the most recent amendment to the Company's Registration Statement, which was filed with the Commission on May 2, 2001, the board of directors of the Company approved and adopted certain refinements to the Restructuring Transactions. These refinements to the Restructuring Transactions include, among other things, certain changes designed, in part, to demutualize the Company through the creation of a stock, for-profit holding company, CBOT Holdings, Inc. ("CBOT Holdings"), and distributing shares of common stock of CBOT Holdings to the current members of the Company while maintaining the Company as a nonstock subsidiary of CBOT Holdings.

     As a result of certain aspects of the refinements to the Restructuring Transactions, including, but not limited to, the proposed offer of securities in CBOT Holdings rather than the offer of securities in the Company as previously contemplated by the Registration Statement, it has become necessary to withdraw the Company's Registration Statement and file a new Registration Statement on Form S-4 on behalf of CBOT Holdings, which we expect to be filed with the Commission on the date hereof.
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U.S. Securities and Exchange Commission
October 24, 2001
Page 2

     The Commission did not declare the Registration Statement effective and no securities were sold pursuant to the Registration Statement, including the proxy statement and prospectus contained therein.

     Please provide our legal counsel, Joseph P. Gromacki of Kirkland & Ellis, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of Mr. Gromacki is
(312) 861-2200. Should you have any questions or require any additional information with respect to this request for withdrawal, please call Mr. Gromacki at (312) 861-2424.

                                  Sincerely,

                                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.

                                  /s/ Carol A. Burke
                                  -------------------------------------------
                                  By:   Carol A. Burke
                                  Its:  Executive Vice President and General
                                        Counsel